UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

April 2009 Down 2.1% Year over Year

Mexico City, May 7, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2009 decreased by 2.1% when compared to April 2008.

This announcement reflects comparisons between April 1 through April 30, 2009 and 2008. Transit and general aviation passengers are excluded. It is important to consider that Easter and Holy weeks during 2008 were in March while in 2009 they were in April.

Domestic
Airport	April* 2008	April 2009	% Change
Cancún	259,090	266,201	2.7
Cozumel	6,739	5,703	(15.4)
Huatulco	18,660	30,197	61.8
Mérida	100,981	77,803	(23.0)
Minatitlán	14,147	10,723	(24.2)
Oaxaca	42,899	39,300	(8.4)
Tapachula	18,813	18,554	(1.4)
Veracruz	78,062	63,987	(18.0)
Villahermosa	78,931	59,041	(25.2)
Total Domestic	618,322	571,509	(7.6)

International
Airport	April* 2008	April 2009	% Change
Cancún	879,969	894,104	1.6
Cozumel	44,055	41,044	(6.8)
Huatulco	5,122	5,932	15.8
Mérida	8,979	8,423	(6.2)
Minatitlán	327	333	1.8
Oaxaca	3,044	4,826	58.5
Tapachula	341	387	13.5
Veracruz	5,306	5,290	(0.3)
Villahermosa	3,740	3,643	(2.6)
Total International	950,883	963,982	1.4

ASUR Page 1 of 3

Total
Airport	April* 2008	April 2009	% Change
Cancún	1,139,059	1,160,305	1.9
Cozumel	50,794	46,747	(8.0)
Huatulco	23,782	36,129	51.9
Mérida	109,960	86,226	(21.6)
Minatitlán	14,474	11,056	(23.6)
Oaxaca	45,943	44,126	(4.0)
Tapachula	19,154	18,941	(1.1)
Veracruz	83,368	69,277	(16.9)
Villahermosa	82,671	62,684	(24.2)
ASUR Total	1,569,205	1,535,491	(2.1)

*Note: Easter and Holy weeks during 2008 were in March while in 2009 they were in April.

Due to the recent outbreak of Influenza A (H1N1), also known as “Swine Flu”, we are presenting additional comparative information for the last week of April, from Friday, April 25 to Thursday, April 30, 2009 and from Friday, April 25 to Thursday, May 1, 2008.

Domestic
April 2008		April 2009		% Change
Friday, April 25, 2008	25,568	Friday, April 24, 2009	21,448	(16.1)
Saturday, April 26, 2008	22,080	Saturday, April 25, 2009	17,846	(19.2)
Sunday, April 27, 2008	21,636	Sunday, April 26, 2009	18,468	(14.6)
Monday, April 28, 2008	22,283	Monday, April 27, 2009	17,408	(21.9)
Tuesday, April 29, 2008	21,467	Tuesday, April 28, 2009	13,772	(35.8)
Wednesday, April 30, 2008	27,606	Wednesday, April 29, 2009	12,343	(55.3)
Thursday, May 1, 2008	27,200	Thursday, April 30, 2009	15,167	(44.2)
Total	167,840		116,452	(30.6)

International
April 2008		April 2009		% Change
Friday, April 25, 2008	30,699	Friday, April 24, 2009	29,836	(2.8)
Saturday, April 26, 2008	44,829	Saturday, April 25, 2009	43,824	(2.2)
Sunday, April 27, 2008	38,319	Sunday, April 26, 2009	38,649	0.9
Monday, April 28, 2008	22,378	Monday, April 27, 2009	21,428	(4.2)
Tuesday, April 29, 2008	22,798	Tuesday, April 28, 2009	17,391	(23.7)
Wednesday, April 30, 2008	23,828	Wednesday, April 29, 2009	16,508	(30.7)
Thursday, May 1, 2008	23,139	Thursday, April 30, 2009	15,734	(32.0)
Total	205,990		183,370	(11.0)

ASUR Page 2 of 3

Total
April 2008		April 2009		% Change
Friday, April 25, 2008	56,267	Friday, April 24, 2009	51,284	(8.9)
Saturday, April 26, 2008	66,909	Saturday, April 25, 2009	61,670	(7.8)
Sunday, April 27, 2008	59,955	Sunday, April 26, 2009	57,117	(4.7)
Monday, April 28, 2008	44,661	Monday, April 27, 2009	38,836	(13.0)
Tuesday, April 29, 2008	44,265	Tuesday, April 28, 2009	31,163	(29.6)
Wednesday, April 30, 2008	51,434	Wednesday, April 29, 2009	28,851	(43.9)
Thursday, May 1, 2008	50,339	Thursday, April 30, 2009	30,901	(38.6)
Total	373,830		299,822	(19.8)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 7, 2009